Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Statement from Statoil’s worker directors
The worker directors on the Statoil board support the memorandum of understanding concluded between the group and Hydro concerning a merger between Statoil ASA and Hydro’s oil and gas business.
The background is that Hydro has resolved to separate its oil and gas operations from its aluminium business. At the same time, achieving success in the competition over access to oil and gas resources has become increasingly demanding.
In our view, a strong Norwegian-based oil and gas company represents an extremely good solution for both parties.
As worker directors, we are concerned that the integration process is pursued in an orderly and smooth manner. Personnel reductions in overlapping activities are expected to be limited, and efforts will be made to achieve them through natural turnover and internal redeployment.
The most important issues for us have been:
•	no redundancies, only natural turnover

•	no extensive geographical transfers of personnel

•	locating the head office function in Stavanger.
The agreement which has been reached takes good care of these concerns, and we accordingly give it our support.
Lill Heidi Bakkerud, Industry Energy
Claus Clausen, Norwegian Society of Engineers
Morten Svaan, Norwegian Society of Chartered Technical and Scientific Professionals
Corporate Communication. News editor: Bente Bergøy Miljeteig
Published 18.12.2006 06:00:00
Disclaimer:
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.